

Trevor Klee @trevor_klee · Sep 13

Replying to @trevor_klee

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be (3/4)

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Trevor Klee @trevor_klee · Sep 13

received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. (4/4)

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